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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                                  ASTREX, INC.
                                 --------------
                                (Name of Issuer)

                            Astrex, Inc. Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                   046357-20-8
                                  ------------
                                 (CUSIP Number)

             Madav IX Foundation Atten: Barry Reis 1750 Euclid Ave.
                        Cleveland OH 44115 (216) 566-9200
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     2/25/00
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibit-. See ss.240.13d-7 for other parties to whom copies are to be sent. -

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D              Page 2 of 6 Pages
_______________________________________________________________________________

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                MADAV IX FOUNDATION
______________________________________________________________________________

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3.     SEC Use Only
______________________________________________________________________________

    4.     Source of Funds (See Instructions)
                00
______________________________________________________________________________

    5.     Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                            [ ]
______________________________________________________________________________

    6.     Citizenship or Place of Organization
                U.S.A.
_______________________________________________________________________________
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |       375,000
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |       375,000
               |_____|________________________________________________________
               |     |
               | 10. |   Shared Dispositive Power
               |     |
_______________|_____|_________________________________________________________

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                             375,000
______________________________________________________________________________

   12.    Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                            [ ]
______________________________________________________________________________

   13.    Percent of Class Represented by Amount in Row (11)
                6.7%
______________________________________________________________________________

   14.    Type of Reporting Person (See Instructions)
                CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D              Page 3 of 6 Pages
_______________________________________________________________________________

Item 1. Security and Issuer

Astrex, Inc.
205 Express Street
Plainview, NY  11803
(516) 433-1700
Michael McGuire, President and CEO

Item 2.     Identity and Background

A.       Madav IX Foundation, an Ohio non-profit corporation
B.       1750 Euclid Avenue, Cleveland, Ohio 44115
C.       Non-profit corporation as described by 501(c )(3) of the Internal
         Revenue Code.
D. The Trustees of Madav IX Foundation are Howard Amster, Gary Gross and Stephen Hoffman. The Officers of Madav IX Foundation are Howard Amster, Gary Gross, Barry Reis, Ellen Ticktin and Dr. Charles M. Edelsberg. Neither the trustees, nor officers of Madav IX Foundation have been convicted in any criminal proceedings (excluding traffic violation or similar misdemeanors, if any) within the last five years.
E. Neither the trustees, nor officers of Madav IX Foundation have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

In addition, see attached list of trustees and officers of Madav IX Foundation. (see Exhibit A). Each person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Madav IX Foundation received its shares as charitable gifts. There was no total consideration for these gifts.

Item 4. Purpose of Transaction

These shares were acquired as gifts.

There are no present plans or proposals as reported in this Schedule 13D which relate to or would result in the following:

a. The acquisition by Madav IX of additional securities of the issuer, or disposition of securities of the issuer provided, however Madav IX might acquire additional shares or other securities of the Issuer or dispose of some or all of its shares depending upon market conditions and the Foundation's circumstances;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;
e. Any change in the present capitalization or dividend policy of the issuer;
f. Any other material change in the issuer's business or corporate structure;
g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D              Page 4 of 6 Pages
_______________________________________________________________________________


h. Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.       Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by Madav IX is 375,000 shares or 6.6616% of the outstanding shares.

         The aggregate amount owned by Howard Amster, a Trustee and Officer, is disclosed in a separate 13-D filing (Amendment 4) which is incorporated herein by reference for informational purposes only. (see Exhibit B). The Foundation disclaims any beneficial ownership of any of the shares owned by Mr. Amster and reported on Mr. Amster's separate 13-D filing except those shares listed on that separate filing which are owned by the foundation. Gary Gross, Stephen Hoffman, Ellen Ticktin, Dr. Charles Edelsberg and Barry Reis do not personally own any of the outstanding shares.

         There are 5,629,277 common shares outstanding of Astrex, Inc.

(c)      Description of transaction reported.

         Madav IX Foundation acquired all of its shares by charitable gift on 2/25/00. No consideration was paid for any of these shares.

         Transactions by Howard Amster are disclosed in a separate 13-D filing (Amendment 4). (see Exhibit B ).

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any persons except as set forth in items 2,3,5 above.

Item 7. Material to be filed as Exhibits.

           EXHIBIT A : List of Trustees and Officers of Madav IX Foundation EXHIBIT B : 13D Amendment #4 for Howard Amster



Signature: After reasonable inquiry and to the best of my knowledge and belief we certify that the information set forth in this statement is true, complete and correct.




                                    /s/ Barry Reis
                                    -------------------------
                                        Barry Reis, Treasurer

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D              Page 5 of 6 Pages
_______________________________________________________________________________



                                    EXHIBIT A
                  Trustees and Officers of Madav IX Foundation


Trustees and Officers of Madav IX Foundation
--------------------------------------------

a.       Howard Amster
b.       25812 Fairmount Blvd., Cleveland, Ohio 44122.
c. Financial Advisor, First Union Securities, 23811 Chargrin Blvd.,Suite 200, Cleveland, Ohio 44122.
d. Howard Amster has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e. Howard Amster has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.


a.       Gary Gross
b.       14300 Ridge Road, Suite 100, North Royalton, Ohio 44133.
c.       Real Estate Developer, Gross Builders, (address is same as above).
d. Gary Gross has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e. Gary Gross has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.


Trustee of Madav IX Foundation
------------------------------

a.       Stephen Hoffman
b.       1750 Euclid Avenue, Cleveland, Ohio 44115.
c. President, Jewish Community Federation of Cleveland, (address is same as above).
d. Stephen Hoffman has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e. Stephen Hoffman has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.


Officers of Madav IX Foundation
-------------------------------

a.       Barry Reis, Treasurer
b.       1750 Euclid Avenue, Cleveland, Ohio 44115.
c. Chief Financial Officer, Jewish Community Federation of Cleveland, (address is same as above).
d. Barry Reis has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e. Barry Reis has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D              Page 6 of 6 Pages
_______________________________________________________________________________




a.       Ellen Ticktin, Secretary
b.       23811 Chagrin Blvd., Suite 325, Cleveland, Ohio 44122
c.       Grants Consultant, (address is same as above).
d. Ellen Ticktin has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e. Barry Reis has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.



a.       Dr. Charles M. Edelsberg, Assistant Secretary
b.       1750 Euclid Avenue, Cleveland, Ohio 44115
c. Director of Endowments and Foundations, Jewish Community Federation of Cleveland (address is same as above).
d. Dr. Charles M. Edelsberg has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e. Dr. Charles M. Edelsberg has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

                                    EXHIBIT B


SEC 1746 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form
(2-98)   displays a currently valid OMB control number.


-------------------------------
OMB APPROVAL
-------------------------------
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-------------------------------
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hours per response. . . 14.9
-------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. __4____)*

                                  ASTREX, INC.
                                 --------------
                                (Name of Issuer)

                            Astrex, Inc. Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                   046357-20-8
                                  ------------
                                 (CUSIP Number)

    Howard Amster, 25812 Fairmount Blvd. , Beachwood OH 44122 (216) 595-1047
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     2/25/00
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibit-. See ss.240.13d-7 for other parties to whom copies are to be sent. -

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D             Page 2 of 10 Pages
_______________________________________________________________________________

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                HOWARD AMSTER
______________________________________________________________________________

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3.     SEC Use Only
______________________________________________________________________________

    4.     Source of Funds (See Instructions)
                PF
______________________________________________________________________________

    5.     Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                            [ ]
______________________________________________________________________________

    6.     Citizenship or Place of Organization
                U.S.A.
_______________________________________________________________________________
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |       481,495
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |       778,930
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |       481,495
               |_____|________________________________________________________
               |     |
               | 10. |   Shared Dispositive Power
               |     |       778,930
_______________|_____|_________________________________________________________

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                             481,495
______________________________________________________________________________

   12.    Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                            [X]
______________________________________________________________________________

   13.    Percent of Class Represented by Amount in Row (11)
                8.5534%
______________________________________________________________________________

   14.    Type of Reporting Person (See Instructions)
                IN, CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D             Page 3 of 10 Pages
_______________________________________________________________________________

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                AMSTER TRADING CO.
______________________________________________________________________________

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3.     SEC Use Only
______________________________________________________________________________

    4.     Source of Funds (See Instructions)
                WC
______________________________________________________________________________

    5.     Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                            [ ]
______________________________________________________________________________

    6.     Citizenship or Place of Organization
                U.S.A.
_______________________________________________________________________________
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |       153,930
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |       153,930
               |_____|________________________________________________________
               |     |
               | 10. |   Shared Dispositive Power
               |     |
_______________|_____|_________________________________________________________

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                             153,930
______________________________________________________________________________

   12.    Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                            [X]
______________________________________________________________________________

   13.    Percent of Class Represented by Amount in Row (11)
                2.7345%
______________________________________________________________________________

   14.    Type of Reporting Person (See Instructions)
                CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D             Page 4 of 10 Pages
_______________________________________________________________________________

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                TAMRA F. GOULD
______________________________________________________________________________

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3.     SEC Use Only
______________________________________________________________________________

    4.     Source of Funds (See Instructions)
                PF
______________________________________________________________________________

    5.     Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                            [ ]
______________________________________________________________________________

    6.     Citizenship or Place of Organization
                U.S.A.
_______________________________________________________________________________
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |       0
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10. |   Shared Dispositive Power
               |     |
_______________|_____|_________________________________________________________

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                             0
______________________________________________________________________________

   12.    Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                            [X]
______________________________________________________________________________

   13.    Percent of Class Represented by Amount in Row (11)
                0
______________________________________________________________________________

   14.    Type of Reporting Person (See Instructions)
                IN, CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D             Page 5 of 10 Pages
_______________________________________________________________________________

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                GOULD TRADING CO.
______________________________________________________________________________

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3.     SEC Use Only
______________________________________________________________________________

    4.     Source of Funds (See Instructions)
                WC
______________________________________________________________________________

    5.     Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                            [ ]
______________________________________________________________________________

    6.     Citizenship or Place of Organization
                U.S.A.
_______________________________________________________________________________
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |       0
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10. |   Shared Dispositive Power
               |     |
_______________|_____|_________________________________________________________

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                             0
______________________________________________________________________________

   12.    Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                            [X]
______________________________________________________________________________

   13.    Percent of Class Represented by Amount in Row (11)
                0
______________________________________________________________________________

   14.    Type of Reporting Person (See Instructions)
                 CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D             Page 6 of 10 Pages
_______________________________________________________________________________

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                HOWARD M. AMSTER CHARITABLE REMAINDER UNITRUST
______________________________________________________________________________

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3.     SEC Use Only
______________________________________________________________________________

    4.     Source of Funds (See Instructions)
                AF
______________________________________________________________________________

    5.     Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                            [ ]
______________________________________________________________________________

    6.     Citizenship or Place of Organization
                U.S.A.
_______________________________________________________________________________
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |       250,000
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |
               |_____|________________________________________________________
               |     |
               | 10. |   Shared Dispositive Power
               |     |       250,000
_______________|_____|_________________________________________________________

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                             250,000
______________________________________________________________________________

   12.    Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                            [X]
______________________________________________________________________________

   13.    Percent of Class Represented by Amount in Row (11)
                4.441%
______________________________________________________________________________

   14.    Type of Reporting Person (See Instructions)
                OO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D             Page 7 of 10 Pages
_______________________________________________________________________________

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                MADAV IX FOUNDATION
______________________________________________________________________________

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3.     SEC Use Only
______________________________________________________________________________

    4.     Source of Funds (See Instructions)
                OO
______________________________________________________________________________

    5.     Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                            [ ]
______________________________________________________________________________

    6.     Citizenship or Place of Organization
                U.S.A.
_______________________________________________________________________________
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |       375,000
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |
               |_____|________________________________________________________
               |     |
               | 10. |   Shared Dispositive Power
               |     |       375,000
_______________|_____|_________________________________________________________

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                             375,000
______________________________________________________________________________

   12.    Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                            [X]
______________________________________________________________________________

   13.    Percent of Class Represented by Amount in Row (11)
                6.6616%
______________________________________________________________________________

   14.    Type of Reporting Person (See Instructions)
                CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D             Page 8 of 10 Pages
_______________________________________________________________________________

                                 AMENDMENT NO. 4


There are no other changes to Schedule 13D, as amended by Amendment No. 3 (the "third amendment") to which this Amendment No 4 (the "fourth amendment") relates to, except as set forth in this 4th amendment.

ITEM 2.  Identity and Background

Howard M Amster Charitable Remainder Unitrust has been 100% funded by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefit charitable purposes. Mr. Amster disclaims beneficial ownership of the securities owned by this trust.

Howard M Amster Charitable Remainder Unitrust
22674 Halburton Road
Beachwood, Ohio 44122
Charitable Remainder Unitrust

Madav IX Foundation, an Ohio non-profit corporation
1750 Euclid Avenue, Cleveland, Ohio 44115
Reference is made to the 13D filing of Madav IX Foundation which is incorporated herein by reference for information purposes only.

Tamra F. Gould and Gould Trading Company (100% owned by Tamra F. Gould) have disposed of all their shares of the registrant.

d. Neither the trust or the trustee of the Howard M Amster Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

     Neither the foundation, its trustees or officers of Madav IX Foundation have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

f. Neither the trust or the trustee of the Howard M Amster Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of
Schedule 13D within the last five years.

     Neither the Foundation, its trustee or officers of Madav IX Foundation have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Item 3.  Source and Amount of  Funds or Other Consideration

Howard M Amster Charitable Remainder Unitrust received its shares as a charitable gift. There was no consideration paid to Mr. Amster.

Madav IX Foundation received its shares as a charitable gift. There was no consideration paid to Mr. Amster or the other contributor.

_______________________________________________________________________________

CUSIP No.  046357-20-8              SCHEDULE 13D             Page 9 of 10 Pages
_______________________________________________________________________________




Item 4.  Purpose of Transaction

Howard M Amster Charitable Remainder Unitrust received 250,000 shares of Astrex, Inc. as a charitable contribution from Howard Amster on 2/25/00.

Howard Amster made a charitable gift of 250,000 shares on 2/25/00 to the Madav IX Foundation, a non-profit corporation as described by 501( c)(3) of the Internal Revenue Code. Madav IX Foundation is a supporting foundation of the Jewish Community Federation of Cleveland. Because Mr. Amster is one of three trustees of the foundation, he may be deemed to have shared voting and dispositive power over any security owned by the foundation. Mr. Amster disclaims beneficial ownership of the securities owned by the foundation. Mr. Amster disclaims that Madav IX Foundation is a member group of his holdings in Astrex. Reference is made to the 13d filing of Madav IX Foundation which is incorporated herein by reference for information purposes only.

Tamra F. Gould and Gould Trading Company disposed of all of their shares of the issuer so to diversify their investments. Tamra Gould and Gould Trading Company might again acquire shares or other securities of the issuer or if so acquired might again disposes of some or all of their shares depending upon market conditions and their personal circumstances.

Item 5.  Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the reporting persons is 1,260,425 shares or 22.3905% of the outstanding shares.

Howard Amster's Individual Retirement Account beneficially owns 481,495 shares or 8.5534% of the outstanding shares.

Amster Trading Company (100% owned by Howard Amster) beneficially owns 153,930 shares or 2.7345% of the outstanding shares.

Tamra F. Gould in her Individual Retirement Account beneficially owns -0- of the outstanding shares.

Gould Trading Company beneficially owns -0- of the outstanding shares.

Howard M Amster Charitable Remainder Unitrust owns 250,000 shares or 4.441% of the outstanding shares.

Madav Ix Foundation beneficially owns 375,000 shares or 6.6616% of the outstanding shares.

There are approximately 5,629,277 shares of the issuer outstanding.

Tamra F. Gould disclaims beneficial ownership of all shares owned by Howard Amster.

Howard Amster disclaims beneficial ownership of all shares owned by Madav IX Foundation.


c)  Description of transaction reported:

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CUSIP No.  046357-20-8              SCHEDULE 13D            Page 10 of 10 Pages
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Gould Trading Company sold 6750 shares at an average price of 1.0455 per share on 2/25/00 with First Union Securities, Inc. as a Bulletin Board/NASDAQ open market transaction.

Gould Trading Company sold 15,000 shares at an average price of .8958 per share on 2/28/00 with First Union Securities Inc. as a Bulletin Board/NASDAQ open market transaction.

Gould Trading Company sold 19,298 shares at an average price of .9416 per share on 2/29/00 with First Union Securities Inc. as a Bulletin Board/NASDAQ open market transaction.

Tamra F. Gould Individual Retirement Account sold 32,838 shares at an average price of .9416 per share on 2/29/00 with First Union Securities Inc. as a Bulletin Board/NASDAQ open market transaction.

Howard Amster made a charitable gift of 250,000 shares of Astrex, Inc. to the Madav IX Foundation on 2/25/00.

Howard Amster made a charitable gift of 250,000 shares of Astrex, Inc. to the Howard M Amster Charitable Remainder Unitrust on 2/25/00.




Signatures.



After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date 2/29/00

                      /s/ Howard Amster              /s/ Tamra F. Gould
                      -----------------              -------------------
                          Howard Amster                  Tamra F. Gould


                     /s/ Madav IX Foundation
                     -----------------------
                         Madav IX Foundation




                    /s/ Howard M Amster Charitable Remainder Unitrust
                    -------------------------------------------------
                        Howard M Amster Charitable Remainder Unitrust